UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

RPX Corporation

(Name of Subject Company)

RPX Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74972G103

(CUSIP Number of Class of Securities)

Emily T. Gavin

General Counsel

RPX Corporation

One Market Plaza, Suite 1100

San Francisco, California 94105

(866) 779-7641

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Leif B. King

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Ave, Suite 1400

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by RPX Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 21, 2018 (together with any subsequent amendments and supplements thereto, including this Amendment No. 4, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Riptide Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Riptide Parent, LLC, a Delaware corporation (“Parent”) (both Parent and Purchaser are beneficially owned by funds affiliated with HGGC, LLC), to acquire all of the outstanding shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $10.50 per share, net to the seller thereof in cash, subject to reduction for any applicable withholding taxes in respect thereof, without interest (such offer, as it may be amended from time to time, the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

The paragraph of Item 8 under the heading “—Additional Information—Legal Proceedings” is hereby amended and restated in its entirety to read as follows:

As of June 8, 2018, the Company is aware of two putative class action lawsuits challenging the disclosures concerning the transactions contemplated by the Merger Agreement. The first was filed by a purported Company stockholder and is pending in the United States District Court for the District of Delaware against the Company, the Company Board, HGGC, Parent and Purchaser. That action is captioned Scarantino v. RPX Corporation., et al., Case No. 1:18-cv-00840 (filed June 4, 2018) (the “Scarantino Complaint”). The second was filed by a purported Company stockholder and is pending in the United States District Court for the Northern District of California against the Company and the Company Board. That action is captioned Carmean v. RPX Corporation, et al., Case No. 3:18-cv-03365 (filed June 7, 2018). Each of the complaints generally alleges, among other things, that the respective defendants violated Sections 14(e) and 20(a) of the Exchange Act (as well as Section 14(d) of the Exchange Act and Rule 14d-9 promulgated thereunder in the case of the Scarantino Complaint) by failing to disclose purportedly material information in the Schedule 14D-9 filed by the Company with the SEC on May 21, 2018. The complaints seek, among other things, to enjoin the expiration of the Offer and/or consummation of the transactions contemplated by the Merger Agreement, or if the transactions contemplated by the Merger Agreement are consummated, rescission and unspecified money damages. Each complaint also seeks an award of attorney’s fees and costs. Although each complaint requests injunctive relief, the plaintiffs have not filed motions to enjoin the transactions at this time. Each of the defendants believes that the actions are without merit and intends to defend vigorously against all claims asserted against them. The full complaints are attached hereto as Exhibits (a)(5)(F) and (a)(5)(G), respectively.

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Class Action Complaint filed as of June 7, 2018 (Carmean v. RPX Corporation, et al., Case No. 3:18-cv-03365).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

RPX CORPORATION

By:	/s/ Emily T. Gavin
Emily T. Gavin
General Counsel

Dated: June 8, 2018